                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                            SIBIA NEUROSCIENCES, INC.
                            (Name of Subject Company)

                                MERCK & CO., INC.
                               MC SUBSIDIARY CORP.

                                    (BIDDERS)

                          COMMON STOCK, $.001 PAR VALUE
                                 (INCLUDING THE
                               ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    825732100
                         (CUSIP NUMBER OF COMMON STOCK)

                                CELIA A. COLBERT
                               MC SUBSIDIARY CORP.
                              C/O MERCK & CO., INC.
                                 ONE MERCK DRIVE
                      WHITEHOUSE STATION, NEW JERSEY 08889
                                 (908) 423-1000

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                            GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
                            ------------------------

                          CALCULATION OF FILING FEE
==============================================================================
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE*
------------------------------------------------------------------------------
              $85,935,212                            $17,187.04
==============================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $8.50, FOR 9,703,769 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 23, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO THE SHARE OF OUTSTANDING CONVERTIBLE PREFERRED STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


   AMOUNT PREVIOUSLY PAID:        $17,187.04
   FORM OR REGISTRATION NO.:      Schedule 14D-1
   FILING PARTY:                  Merck & Co., Inc. and MC Subsidiary Corp.
   DATE FILED:                    August 6, 1999

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 initially filed August 6, 1999 (as amended, the "Schedule 14D-1") relating to a tender offer by MC Subsidiary Corp., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of March 17, 1997, and amended as of July 30, 1999, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of SIBIA Neurosciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

The information set forth in Items 10(c), (e) and (f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

(c) Parent filed on August 9, 1999 a Notification and Report Form with respect to the Offer under the HSR Act. The waiting period under the HSR Act will expire on August 24, 1999 unless Parent receives early termination or a request for additional material or information.

(e) On August 16, 1999, a putative "shareholder class action" complaint was filed in the Superior Court of the State of California, County of San Diego, by Steve Pellinger, on behalf of himself and all others similarly situated, against SIBIA Neurosciences, Inc. and its Board of Directors and "DOES I-25". The complaint alleges, among other things, that the defendants have breached their fiduciary duties in connection with the execution of the Merger Agreement and related events. The complaint, among other things, seeks to (i) declare the Merger Agreement unenforceable, (ii) enjoin the Offer and the Merger and any other transaction until the Company adopts a procedure to obtain the highest possible price for the Company and (iii) recover unspecified monetary damages, costs and attorneys' fees. The foregoing description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached hereto as Exhibit (g)(l) and is incorporated herein by reference. Parent and Offeror have been advised by the Company that the Company believes the suit is without merit and that the Company will vigorously defend the suit.



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


(f) On August 16, 1999, SIBIA Neurosciences, Inc. filed with the Commission its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1999. More comprehensive financial and other information is included in such report and in other reports and documents filed by the Company with the Commission and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. The reports and other documents filed with the Commission should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 8 of the Offer to Purchase.


                           SIBIA Neurosciences, Inc.
                       Selected Historical Financial Data

                                                                    THREE MONTHS ENDED JUNE 30,
STATEMENT OF OPERATIONS DATA                                            1999           1998
(UNAUDITED):                                                            ----           ----
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenue(A)......................................................  $4,221         $ 2,361
Research and development expenses.....................................  $3,951         $ 4,514
Net loss..............................................................  $ (499)        $(2,451)
Basic and diluted net loss per common share(B)........................  $(0.05)        $ (0.26)
Shares used in computing basic and diluted net loss per common share..   9,662           9,391


                                                                      SIX MONTHS ENDED JUNE 30,
STATEMENT OF OPERATIONS DATA                                             1999           1998
(UNAUDITED):                                                             ----           ----
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenue(A)...................................................... $ 6,736        $ 3,895
Research and development expenses..................................... $ 8,453        $ 9,310
Net loss.............................................................. $(3,339)       $(6,503)
Basic and diluted net loss per common share(B)........................ $ (0.35)       $ (0.69)
Shares used in computing basic and diluted net loss per common share..   9,593          9,378


                                                              AT JUNE 30, 1999
                                                           ---------------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA (UNAUDITED):

Cash and cash equivalents.................................     $ 15,809
Investment securities.....................................        2,779
Total assets..............................................       23,708
Long-term debt, less current portion......................          N/A
Accumulated deficit.......................................      (48,432)
   Total stockholders' equity.............................       16,975


(A) During the first six months of 1999, the Company entered into licensing agreements with Bristol-Myers Squibb, SmithKline Beecham, and American Home
Products. The agreements grant the licensees non-exclusive rights to use the Company's patented transcription-based assay technology. The Company expects to receive annual maintenance payments as well as royalties on the sales of any products identified using the licensed technology.

(B) For all periods presented, both basic and diluted loss per common share are computed based on the weighted average number of shares of Common Stock outstanding during the period. Stock options and conversion of the Series B
Convertible Preferred Stock, could potentially dilute basic earnings per share in the future but were excluded from the computation of diluted loss per share as their effect is antidilutive for the periods presented. Common share equivalents that would have been included in the computation of diluted loss per common share if they were not antidilutive totaled 494,700, and 596,260 for the three months ended June 30, 1999 and June 30, 1998, respectively, and 423,020, and 576,646 for the six months ended June 30, 1999 and June 30, 1998, respectively.


Neither Parent nor Offeror takes responsibility for the accuracy or completeness of information set forth above with respect to the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      (g)(1) Complaint filed on August 16, 1999 in the Superior Court of the State of California, County of San Diego in an action titled Steve Pellinger v. SIBIA Neurosciences, Inc., et al.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      August 19, 1999

                                       MERCK & CO., INC.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: Senior Vice President and
                                                 Chief Financial Officer



                                       MC SUBSIDIARY CORP.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: President

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION NO.
-------                       ---------------


(g)(l)  --   Complaint filed on August 16, 1999 in the
             Superior Court of the State of California,
             County of San Diego in an action titled
             Steve Pellinger v. SIBIA Neurosciences, Inc., et al.




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